[Graphic Omitted] Electronic Sensor               1077 Business Center Circle
                  Technology                      Newbury Park, California 91320
                                                  Tel. (805) 480-1994
                                                  FAX (805) 480-1984

September 8, 2009

VIA FACSIMILE, EDGAR AND FEDEX

Mr. Gary Todd
Accounting Reviewer
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, DC 20549-6010


Re: Electronic Sensor Technology, Inc.
    Form 10-K for the fiscal year ended December 31, 2008
    Filed April 15, 2009
    File No. 000-51859
--------------------------------------------------------------------------------

Dear Mr. Todd:

     This letter is in response to comments contained in the August 25, 2009 letter (the "Comment Letter") from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Electronic Sensor Technology, Inc. (the "Company"), regarding the Company's Form 10-K for the fiscal year ended December 31, 2008 and the Company's Form 10-Q for the quarterly period ended June 30, 2009.

     Each of the Staff's comments in the Comment Letter is presented in a numbered paragraph as stated in the Comment Letter and is immediately followed by the corresponding response.

Securities and Exchange Commission
Division of Corporation Finance

September 8, 2009

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

     1. We see that you generate revenues from both sales of products and sales of support services. In future filings, when service revenues are significant please separately quantify the amounts of revenues and cost of sales from sale of products and from sales of services. As applicable please discuss the trends and reasons for fluctuations for both sales of products and sales of support services.

     In future filings, when support service revenues become a significant percentage of total revenues, revenues from product sales and from support services will be separately disclosed along with their related cost of sales. In future filings, when support service revenues are a significant percentage of total revenues, Management's Discussion and Analysis of Financial Condition and Results of Operations will include separate discussions on the trends and fluctuations for both sales of products and sales of support services.

     For reference, for the fiscal year ended December 31, 2008 and the period from January 1, 2009 through June 30, 2009, support services revenues accounted for approximately 3.9% and 2.5%, respectively, of total revenues.

Item 8. Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-6

     2. We reference the detailed discussion of your policy for determining the allowance for doubtful accounts. We also note that you have not recorded any allowance for doubtful accounts as of December 31, 2008 and a minimal allowance as of December 31, 2007. Please tell us and revise future filings to discuss the nature of your customers, credit collection policies and composition of your accounts receivable such that a nominal allowance for doubtful account is necessary.

     Our domestic customer base consists primarily of United States government agencies, higher education institutions and large multi-national corporations. All of these customers have strong financial foundations and are credit worthy. Credit terms have been granted to these customers and they have settled their accounts on a timely basis.

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
Securities and Exchange Commission
Division of Corporation Finance

September 8, 2009

     Our international customers consist primarily of government agencies, large multi-national corporations, and our distributors. Sales terms for international customers (except for one distributor) require payment in advance of shipment (such payments are recorded as deferred revenues until the goods are shipped). The one international distributor who has credit terms with the Company has always paid its invoices in a timely manner.

     For the reasons noted in this response, we believe that the allowances for doubtful accounts for the aforementioned fiscal periods are fair.

     In future filings, we will include information regarding the nature and composition of our customers, sales terms, and other information, as necessary, to support our allowance for doubtful accounts.

Revenue Recognition, page F-10

     3. You present a revenue policy with respect to sales to end users. We also see from page 5 that you sell your zNose(R) product through equipment distributors. Please tell us and revise future filings to also explain your revenue policies on transactions with distributors. If revenues is recognized upon shipment to distributors, please clarify why you believe that timing is appropriate in GAAP. To the extent relevant, please also address post shipment obligations, customer acceptance provisions, return policies, warranties, credits and discounts, rebates, price protection or similar privileges and the impact on the amounts and timing of revenues.

     The Company sells directly to domestic customers who are end-users. The Company sells internationally to distributors who, in turn, sell to end-users. Sales to distributors are not contingent on the sale by the distributor to an end user. The distributor is the owner whether or not it sells the product to an end user. Distributors are used for their ability to provide after-sales support to the customer (such after-sales support to domestic customers are performed by the Company).

     Sales to distributors are at negotiated prices based on payment terms described in our response to Question 2. All other sales terms and conditions are the same as for domestic customers. Upon shipment of the goods, the Company has fulfilled all of the terms and conditions of the sale and thus, has no further obligations to the customer. For this reason, revenue is recognized at time of shipment.

     On the rare occasion in which a transaction involves a post-sale obligation, revenue recognition is deferred until the obligation is satisfied.

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
Securities and Exchange Commission
Division of Corporation Finance

September 8, 2009

     The Company engages in business-to-business commerce only and, as such, does not offer incentives such as, discounts, rebates, price protection or any other similar incentives, that are more commonly associated with business-to-consumer commerce. The Company offers a limited warranty on its products and accrues for warranty liability based on experience. For the year ended December 31, 2008, warranty expense accounted for approximately 1.5% of revenues.

     In future filings, we will expand our revenue recognition disclosure to include a discussion on transactions with distributors.

Note 3. Convertible debentures, page F-12

     4. We see that the $2 million debenture was issued in March 2008 to an investor. Since this appears to be significant related party transaction, please revise future filings to disclose the convertible debenture and all transactions related to the debenture (such as interest expense and cash flows from issuance and repayment) as such on the face of the consolidated balance sheet, statement of operations and statement of cash flows.

     The Company issued a $2 million debenture in March 2008 and a $1 million debenture in April 2009 to the same investor. The investor is also the company's largest shareholder. Both of the debentures are described in the footnotes to the financial statements and the Company has previously filed current reports on Form 8-K related to each of the issuances.

     In future filings, we will expand our disclosure to include the amount of interest expense accrued on the respective debentures in the footnotes and the related liability on the face of the balance sheet. When applicable, we will also disclose any cash flows resulting from repayment of the debentures.

     With respect to the $2 million debenture, our financial statements for the fiscal year ended December 2008 and the quarterly period ended June 30, 2009 disclose (i) the receipt of the proceeds from the issuance of debenture on the face of the statement of cash flows, (ii) the debenture liability on the face of the balance sheet and (iii) interest expense on the face of the income statement. With respect to the $1 million debenture, our financial statements for the quarterly period ended June 30, 2009 disclose (i) the receipt of the proceeds from the issuance of the debenture on the face of the statement of cash flows, (ii) the debenture liability on the face of the balance sheet and (iii) interest expense (aggregated with the interest expense from the $2 million debenture) on the face of the income statement.

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
Securities and Exchange Commission
Division of Corporation Finance

September 8, 2009

Note 5.  Stockholders' Deficit, page F-13

     5. Please revise future filings to disclose as of the latest balance sheet date presented, the weighted-average period over which total compensation costs for nonvested awards not yet recognized is expected to be recognized, as required by FASB ASC 718-10-50-2(i).

     In future filings, we will comply with your request and include this information in the footnotes.

Form 10-Q for the quarterly period ended June 30, 2009

Item 2.  Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 3

     6. You indicate that shipments were down 40% during the second quarter and that you implemented a 24% across-the-board price reduction at the beginning of the year. In light of your disclosure, please clarify for us how sales decreased by less than 20% during the second quarter of 2009. In light of your disclosure, also explain how year-to-date sale are down less than 24%.

     In Management's Discussion and Analysis or Plan of Operation, "the averaged 24% across-the-board price reduction on all of our instruments" refers to pricing for our main unit hardware models (which we refer to as "products") only. There were no price adjustments for accessories and support services. We report sales of instruments and accessories together as product revenues. The reference to a 40% drop in shipment is incorrect, there was, instead, an increase in shipments of one unit or 9% over 2008. The mistake was inadvertent and occurred by comparing 2009 second quarter shipments to 2008 third quarter shipments.

     Despite the increase in shipments of one instrument, second quarter revenues from instruments were approximately 22% worse in 2009 than in 2008 ($227,200 in 2009 versus $291,800 in 2008) due to the price reduction, offset by a favorable sales mix. Sales from accessories were approximately 22% better in 2009 than 2008 ($60,900 in 2009 compared to $49,800 in 2008).
     Revenues from all other sources were approximately 61% lower in 2009 than in 2008 ($9,500 in 2009 versus $24,500). Taken all together, total second quarter sales were approximately 19% lower in 2009 than in 2008.

     For year-to-date, 2009 revenues were approximately 23% lower than in 2008 due a 27% decrease in instrument revenues ($436,700 in 2009 versus $595,800 in 2008), offset by a 31% increase in accessories sales ($131,900 in 2009 compared to $100,900 in 2008).

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
Securities and Exchange Commission
Division of Corporation Finance

September 8, 2009

     Revenues from all other sources were approximately 76% lower in 2009 as compared to 2008 ($14,900 in 2009 versus $63,000 in 2008).

     In future filings, we will expand Management's Discussion and Analysis or Plan of Operation to provide a more detailed discussion on the various components of revenues.

                                      * * *

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
Securities and Exchange Commission
Division of Corporation Finance

September 8, 2009

In connection with responding to the Comment Letter, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address the comments of the Staff in the Comment Letter. Please do not hesitate to contact me at (805) 480-1994 should you have any further questions or comments.

Regards,

/s/ Philip Yee

Philip Yee,
Secretary, Treasurer and Chief Financial Officer
Electronic Sensor Technology, Inc.

cc: Christine D'Ottavio (Sherb & Co., LLP)
    Neil Rust (White & Case LLP)

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